Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

January 24, 2017

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on January 17, 2017 respecting post-effective amendment number 106 to the registrant’s Registration Statement on Form N-1A, filed on December 1, 2016.

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 31, 2017. In those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comment

1.      Material Information. The staff asked the registrant to confirm that a further amendment to the registration statement will be filed to update material information not available at the time that post-effective amendment number 106 was filed. The staff also asked the registrant to provide the staff in advance of filing the next registration statement amendment any material information that would ordinarily have been included in the summary portion of the prospectuses that were part of post-effective amendment number 106, but which was not available at the time that post-effective amendment was filed.

Response. The registrant will include in the post-effective amendment which is expected to be filed on or about January 31, 2017 all material information omitted from post-effective amendment no. 106, including all data required by Form N-1A to be updated as of December 31, 2016. As part of that post-effective amendment, the registrant will remove all references to the proposed new Class R6 shares for Thornburg Limited Term Income Fund, Thornburg Strategic Income Fund, Thornburg Investment Income Builder Fund, and Thornburg Global Opportunities Fund, including the Class R6 fee and expense information that appeared in post-effective amendment number 106 under the headings “Shareholder Fees” and “Annual Fund Operating Expenses” for each such Fund and the Class R6 performance information that appeared in post-effective amendment number 106 under the headings “Past Performance of the Fund” for each such Fund.

The registrant will also include in its upcoming post-effective amendment revised Annual Fund Operating Expense information for the Class I and Class R5 shares of Thornburg Strategic Income Fund. The specific expense figures that will be updated for that Fund are shown in boldface type in Appendix A to this letter. Those expense figure revisions will also result in updates to the applicable 1-, 3-, 5-, and 10-year expense examples that appear in the prospectuses for Thornburg Strategic Income Fund.

Finally, the registrant will include in its upcoming post-effective amendment biographical information about a new individual to be identified as one of the persons jointly and primarily responsible for the management of Thornburg International Growth Fund, and will remove the biographical information about one of the individuals who is currently identified as a person jointly and primarily responsible for the management of that Fund and Thornburg Core Growth Fund.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

January 24, 2017

Thornburg Funds Prospectus

2.      Thornburg Limited Term Municipal Fund and Thornburg Intermediate Municipal Fund, Cover Page (page 1) and Table of Contents (page 2). The staff noted that the registrant has elected to provide an abbreviated version of each Fund’s name on the cover page of the prospectus and to use those abbreviated names when referencing the Funds within the prospectus. The staff requested that the registrant revise the abbreviated versions of the names used for Thornburg Limited Term Municipal Fund and Thornburg Intermediate Municipal Fund because, in the staff’s view, the use of the word “National” in the abbreviated names of those Funds may tend to deemphasize the Funds’ principal investment strategy of investing in a portfolio of municipal obligations.

Response. The registrant will change the abbreviated names of Thornburg Limited Term Municipal Fund and Thornburg Intermediate Municipal Fund to “Limited Term Municipal Fund” and “Intermediate Municipal Fund,” respectively.

3.      General Comment, “Principal Investment Strategies” and “Principal Investment Risks.” The staff asked the registrant to confirm that each Fund’s principal investment strategies and principal investment risks are disclosed in the summary section of the prospectus.

Response. The registrant confirms that each Funds principal investment strategies and principal investments risks are disclosed in the summary section of the prospectus.

4.      Thornburg Low Duration Income Fund and Thornburg Limited Term Income Fund, “Principal Investment Risks” and “Principal Investment Strategies” (pages 33-35 and 38-39). The staff observed that the disclosures about foreign investment risk that appear within the summary section of the prospectus for Thornburg Low Duration Income Fund and Thornburg Limited Term Income Fund include a reference to the fact that foreign investment risks may be more pronounced for investments in developing countries, but that the disclosures about those Funds’ principal investment strategies do not include a specific reference to the Funds’ investments in developing countries. The staff expressed the view that each specific investment type mentioned in the disclosure about a Fund’s principal investment risks should also be mentioned in the disclosure about a Fund’s principal investment strategies, and vice versa. In view of that principle, the staff suggested that the registrant revise the disclosures for these two Funds to remove the reference to developing countries from the discussion of the Funds’ principal investment risks, or to add a reference to developing countries to the discussion of the Funds’ principal investment strategies.

Response. The registrant disagrees with the staff’s view, as it tends to suggest the need for a rigid equality in the disclosures of principal investment strategies and risks that may not be practical in all cases, may not be helpful to a reader of the prospectus, and does not appear to be required by Form N-1A. With respect to Thornburg Low Duration Income Fund and Thornburg Limited Term Income Fund, the registrant notes that the disclosures of those Funds’ principal investment strategies indicate that the Funds may purchase foreign securities of the same types and quality as the domestic securities they purchase when the Funds’ advisor anticipates that foreign securities will offer more investment potential. Although the advisor expects that the Funds’ foreign investments would generally consist of investments in developed world issuers, it is possible that either Fund could identify investment opportunities in the developing world, and in that event the registrant believes it is meaningful to notify investors that the risks of those investments may be more pronounced.

5.      Disclosure about Debt Obligations. The staff requested that, for those Funds which invest in debt obligations as a principal investment strategy, the registrant include disclosure explaining that debt

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

obligations may have varying “reset terms.” We understand the staff’s comment to refer to the terms under which the interest rates payable on certain obligations may periodically adjust during the life of the obligation.

Response. The registrant will add disclosure substantially as follows under the heading “INVESTING IN DEBT OBLIGATIONS” within the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies”:

Some debt obligations have interest rates that are fixed over the life of the obligation. Other debt obligations, commonly referred to as “floating rate” obligations, have interest rates that reset periodically prior to maturity based on a specific index or reference rate, such as the London Inter-Bank Offered Rate.

The registrant will also add disclosure substantially as follows under the heading “Interest Rate Risk Affecting Debt Obligations” within that same section of the prospectus.

Additionally, investments in floating rate obligations include the risk that the obligation’s interest rate may reset to a lower level of interest during the period of a Fund’s investment.

6.      Thornburg Low Duration Municipal Fund, “Fees and Expenses of the Fund” (page 5). The staff requested that the registrant add to the narrative disclosure that precedes the Fund’s fee tables a cross-reference to the portion of the Statement of Additional Information that describes sales charge discounts and other discounts that may be available to purchasers of Fund shares.

Response. The registrant will add the requested cross-reference at the end of the last sentence of the referenced disclosure, substantially as follows:

… and in “Additional Information Respecting Purchase and Redemption of Shares” on page [__] of the Statement of Additional Information.

7.      Thornburg Low Duration Municipal Fund, “Annual Fund Operating Expenses” (page 5). The staff asked the registrant to confirm that the agreement to waive fees and reimburse expenses referenced in footnote 2 to the Annual Fund Operating Expenses table will be filed as an exhibit to a subsequent amendment to the Trust’s registration statement.

Response. The registrant will file that agreement as an exhibit to the next amendment to its registration statement, which is expected to be filed on or about January 31, 2017.

8.      Thornburg Low Duration Municipal Fund, “Annual Fund Operating Expenses” (page 5). The staff asked the registrant to clarify three topics relating to footnote 2 to the Fund’s Annual Fund Operating Expenses table, which summarizes the agreement to waive fees and reimburse expenses among the registrant and its advisor and distributor. First, the staff asked the registrant to clarify whether the phrase “by the Fund” in the second sentence of that footnote means that the Fund’s governing board has a right to terminate that agreement. Second, the staff asked the registrant to clarify whether the phrase “a fiscal year” in the third sentence of that footnote means that the advisor or distributor could seek a repayment of amounts waived or reimbursed only in the year in which those waivers or reimbursements occurred, or for prior years. Third, the staff asked the registrant to confirm that any repayments to the advisor or distributor of amounts waived or reimbursed are made in a manner that is consistent with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, and suggested that the registrant clarify its disclosure on that topic.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Response. The registrant confirms that the phrase “by the Fund” in the second sentence of the referenced footnote is intended to describe the authority of the Fund’s governing board to terminate the agreement. To clarify that topic, the registrant will revise the phrase to read “by the Fund’s Trustees.” The registrant confirms that the phrase “a fiscal year” in the third sentence of the referenced footnote is intended to mean that the advisor or distributor can only seek a repayment of amounts waived or reimbursed in the year in which those waivers or reimbursements occurred. To clarify that topic, the registrant will revise the phrase to read “the fiscal year.” Finally, the registrant confirms that any repayments to the advisor or distributor of amounts waived or reimbursed are made in a manner that is consistent with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, but does not believe that it is appropriate to include additional disclosure of that topic in the prospectus.

9.      Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (page 5). The staff asked the registrant to indicate in its reply to the staff whether the Fund has made any material investments in Puerto Rican obligations. In that regard, the staff noted that it would consider an investment to be “material” if it represented ten percent or more of the Fund’s net assets.

Response. The registrant confirms to the staff that neither the Fund, nor any of the registrant’s other Funds, currently makes any material investment in Puerto Rican obligations. The registrant also notes, however, that the Funds would be permitted to make material investments in those obligations provided that the investments are otherwise consistent with the Fund’s investment strategies and limitations.

10.      Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (page 5). The staff noted that the Fund states that it may invest in “certain United States territories and possessions,” and asked the registrant to explain whether the use of the word “certain” is intended to suggest that there are specific United States territories and possessions in which the Fund can invest as a principal strategy, and others which the Fund cannot invest in as a principal strategy. If that is the intent of the language, the staff requested that the registrant clarify which United States territories and possessions the Fund may invest in.

Response. The use of the word “certain” is not intended to suggest that there are specific United States territories and possessions in which the Fund can or cannot invest. The registrant will clarify the disclosure by removing the word “certain.”

11.      Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (page 5). The staff suggested that the registrant modify the following sentence to identity the persons or categories of persons who are responsible for rating the Fund’s investments:

“The Fund invests in obligations and participations in obligations which are rated at the time of purchase as investment grade or, if unrated, are issued by obligors which have comparable investment grade obligations outstanding or which are deemed by Thornburg to be comparable to obligors with outstanding investment grade obligations.”

Response. The registrant will modify the sentence to read substantially as follows:

The Fund invests in obligations and participations in obligations which are rated by a nationally recognized statistical rating organization at the time of purchase as investment grade or, if unrated, are issued by obligors which Thornburg determines have comparable investment grade obligations outstanding or which are deemed by Thornburg to be comparable to obligors with outstanding investment grade obligations.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

The registrant will also add a definition of the term “nationally recognized statistical rating organization” within the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies.”

12.      Fixed Income Funds, “Principal Investment Strategies.” With respect to any Fund that invests in debt obligations as a principal investment strategy, the staff suggested that the Fund disclose whether it has policies and procedures for when a debt obligation in which the Fund has invested drops below investment grade, including specifically whether the Fund has a policy to sell any such obligation.

Response. Subject to the stated investment policies and limitations of each Fund, the registrant’s investment advisor has discretion to make investment decisions on behalf of the Fund. That discretion permits the advisor to exercise judgment, based on an evaluation of all relevant factors, as to whether or not to sell a debt obligation whose credit rating has been downgraded to below investment grade. The registrant agrees with the staff that it may be helpful to describe the Funds’ practices in that regard, and the registrant will therefore add disclosure substantially as follows under the heading “Credit and Specific Issuer Risks” within the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies”:

As described in the first part of this Prospectus, certain Funds are prohibited from investing in debt obligations that are at or below a specified credit rating, and certain Funds have a policy of investing all or a specified percentage of the Fund’s assets in debt obligations that are at or above a specified credit rating, with the obligation’s credit rating in either case determined by reference to credit ratings issued by a nationally recognized statistical rating organization or, if no such rating is available, then judged to be of comparable quality by Thornburg. Those limitations are applied at the time that a Fund purchases the debt obligation, and would not prohibit a Fund from continuing to hold a debt obligation whose rating is reduced after the Fund’s purchase.

13.      Application of Rule 35d-1, “Principal Investment Strategies.” With respect to any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”), the staff suggested that the registrant add disclosure noting that, for purposes of that policy, the term “assets” means net assets of the Fund plus the amount of borrowings for investment purposes.

Response. The registrant will add disclosure substantially as follows within the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies.”

Under certain circumstances, a Fund is only permitted to invest a certain percentage of its assets in a particular investment strategy. Information about those specific investment limitations is described for each Fund under the caption “Principal Investment Strategies” in the first part of this Prospectus, or in the “Investment Limitations” section of the Statement of Additional Information. For purposes of any such limitation, the term “assets” means net assets of the Fund (determined immediately after and as a result of the Fund’s acquisition of a given investment) plus the amount of borrowings for investment purposes.

14.      Municipal Bond Funds, “Principal Investment Strategies.” The staff noted that a principal investment strategy of each of the municipal bond Funds is to invest in municipal obligations issued by states and state agencies. The staff asked the registrant to consider whether the reference to such investments may

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

suggest to an investor that distributions of net interest income by these Funds may be exempt from state income taxes or from the federal alternative minimum tax.

Response. The registrant has determined that the disclosure is clear regarding the types of taxes that apply to the distributions of income from these Funds. In that regard, the registrant notes that each of these Funds includes disclosure under the heading “Principal Investment Strategies” stating that income from the Fund’s investments is generally exempt from federal income tax (and, in the case of the three single state municipal bond Funds, from state taxes of the named states), that each of these Funds includes disclosure under the heading “Tax Information” in the summary portion of the prospectus stating that income may be subject to the federal alternative minimum tax and, in the case of the non-single state Funds, to state taxes, and that additional information about this topic can be found elsewhere in the prospectus under the heading “Taxes,” and in the Statement of Additional Information.

15.      Thornburg Strategic Municipal Income Fund and Thornburg Strategic Income Fund, “Principal Investment Strategies” and “Principal Investment Risks” (pages 15-16 and pages 42 and 44). The staff noted that each of these Funds indicates that it may invest in derivative instruments as a principal investment strategy, and suggested that those Funds include a more specific description of the types of derivative instruments in which the Funds may invest as a principal strategy, the purposes for which the Funds may make those investments in derivative instruments, and the attendant principal risks associated with those investments.

Response. Each of the referenced Funds may invest in derivative instruments to the extent the advisor believes those investments may assist the Fund in pursuing its investment goal. The Funds’ investments in derivative instruments may be made for hedging purposes, including, for example, seeking to hedge against the risk that rising interest rates may reduce bond prices by entering into interest rate swaps or, in the case of Thornburg Strategic Income Fund, seeking to hedge against the risk that fluctuations in the exchange rate of foreign currencies may reduce the value of the Fund’s foreign investments by entering into foreign currency forward contracts. The Funds’ investments in derivative instruments may also be made for non-hedging purposes to obtain investment exposure to a particular asset class where, for example, the advisor has determined that a direct investment in that asset class may be too expensive or otherwise less advantageous for the Fund. The registrant agrees with the staff that it would be helpful to state in the summary section of the prospectus that derivatives may be used for both hedging and non-hedging purposes, and to provide some additional general information about derivatives. The registrant will therefore revise the disclosure about derivatives in the summary section of the prospectus for Thornburg Strategic Municipal Income Fund to read substantially as follows:

The Fund also may invest in derivative instruments to the extent Thornburg believes such investments may assist the Fund in pursuing its investment goal. Derivatives are financial instruments that derive their value from an underlying asset, reference rate, or index. The Fund may invest in derivatives for risk management purposes, including to hedge against a decline in the value of certain investments. The Fund may also invest in derivatives for non-hedging purposes, including to obtain investment exposures to a particular asset class. Examples of the types of derivatives in which the Fund may invest are options, futures contracts, options on futures contracts, and swap agreements (including, but not limited to, credit default swap agreements).

The registrant will make an analogous revision to the disclosure for Thornburg Strategic Income Fund by removing the reference to derivative instruments from the bullet point list that identifies the types of debt obligations in which that Fund may invest, and adding a paragraph substantially similar to what is shown above to the disclosure of that Fund’s principal investment strategies.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

The registrant has determined that the disclosure respecting the principal investment risks associated with those Funds’ investments in derivative instruments is appropriate in view of the availability of additional risk disclosures elsewhere in the prospectus and in the statement of additional information, and considering the percentage of the Funds’ net assets that are expected to be invested in derivative instruments, and so the registrant declines to make any revisions to those risk disclosures at this time.

16.      Investments in Derivatives. With respect to any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act, the staff asked the registrant to state whether a Fund would include its investments in derivative instruments, if any, in the determination of whether that Fund has satisfied the percentage investment requirement. If so, the staff requested that the registrant state in separate correspondence how those investments in derivative instruments would be valued and whether those valuations would be marked to market.

Response. The registrant confirms that, if any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment invests in derivative instruments, those derivative instruments would be included in the calculation of the Fund’s compliance with the 80% policy. Investments in derivative instruments typically would be valued at those investments’ then-current market value, in accordance with the valuation policy and procedures adopted by the Trust’s Trustees, and would not typically be valued at the derivatives’ notional values.

17.      Thornburg Limited Term U.S. Government Fund, Thornburg Low Duration Income Fund, and Thornburg Strategic Income Fund, “Principal Investment Strategies” and “Principal Investment Risks” (pages 29-30, 33-34, and 41-42). The staff noted that the disclosures of these Funds’ principal investment risks refer to the risks associated with the Funds’ investments in asset-backed securities. The staff also noted that the disclosures of the principal investment strategies of Thornburg Low Duration Income Fund and Thornburg Strategic Income Fund refer to those Funds’ investments in “other asset-backed securities.” The staff asked the registrant to expand the existing description of what types of asset-backed securities (other than mortgage-backed securities) these Funds may invest in. The staff also requested that the registrant describe in its response to the staff the “amount” of asset-backed securities that the Funds may invest in, and to indicate whether any of those asset-backed securities include securities issued by issuers that rely on the exceptions from the definition of an investment company set forth in Sections 3(c)(1) or 3(c)(7) under the Investment Company Act. We understand the staff’s request for information about the “amount” of asset-backed securities to be a request for information about the percentage of a Fund’s net assets which are invested in those securities.

Response. The registrant will remove the reference to asset-backed securities from the discussion of Thornburg Limited Term U.S. Government Fund’s principal investment risks because the registrant does not currently expect that the Fund will invest in asset-backed securities (other than mortgage-backed securities) as a principal investment strategy. In contrast, the registrant expects that Thornburg Low Duration Income Fund and Thornburg Strategic Income Fund may invest as a principal investment strategy in a variety of non-mortgage asset-backed securities, including but not limited to securities backed by automobile loans, credit card receivables, and student loans. The registrant notes that information about types of asset-backed securities in which these Funds may invest is included in the section of the prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” and that more detailed information about those investments is available in the Statement of Additional Information. In view of the availability of those other disclosures and the intended summary nature of the summary section of the prospectus, and considering that the types of asset-backed securities in which the Funds invest may vary over time, the registrant has determined that it is not appropriate to clarify the phrase “other asset-backed securities.”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Regarding the percentage of the Funds’ net assets that may be invested in asset-backed securities, the registrant notes that, at the end of the Funds’ most recent calendar quarter, 26.7% of Thornburg Low Duration Income Fund’s net assets were invested in securities identified as asset-backed securities, and 15.8% of Thornburg Strategic Income Fund’s net assets were invested in securities identified as asset-backed securities. The registrant also notes, however, that the Funds are not subject to any particular limitation on the percentage of their net assets which may be invested in asset-backed securities, and those percentages will vary over time.

The registrant confirms that neither Thornburg Low Duration Income Fund nor Thornburg Strategic Income Fund has invested more than 15% of its net assets in asset-backed securities issued by issuers relying on Sections 3(c)(1) or 3(c)(7). The registrant also confirms that it is cognizant of pending new rule 22e-4 under the Investment Company Act and the guidance respecting that rule that appears in Investment Company Act Release No. 32315 (Oct. 13, 2016)), that each of the referenced Funds has an investment limitation that prohibits the Fund from making an investment if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities, and that the registrant is working to implement the other aspects of rule 22e-4 prior to the rule’s effective date.

18.      Thornburg Low Duration Income Fund and Thornburg Limited Term Income Fund, “Principal Investment Risks” (pages 34 and 39). The staff asked the registrant to explain to the staff why the discussion of “Risks Affecting Specific Issuers” was relevant for these two Funds.

Response. Each of these Funds may invest in obligations issued by government agencies or instrumentalities that are not backed by the full faith and credit of the U.S. government, and each of these Funds may also invest in obligations issued by non-governmental issuers, such as corporate bonds. In those cases, there is a risk that the value of the obligations issued by those issuers may decline due to factors unique to the issuer, including poor management decisions by the issuer or declines in the issuers’ revenues.

19.      Thornburg Limited Term Income Fund, “Explanation of Acquired Fund Fees and Expenses” (page 37). The staff requested that the registrant delete the referenced disclosure, or move that disclosure from its current location to a different portion of the prospectus outside of the Fund Summary discussion.

Response. The referenced disclosure is the product of a series of earlier discussions among members of the staff and our office in the context of another one of the registrant’s Funds in September and October of 2012. These discussions included the submission of drafts of the disclosure and telephone conferences about the drafts, and also ultimately included revisions to the drafts following our conferences with the staff. The purpose in creating the disclosure and placing the disclosure in its current location is to explain “acquired fund fees and expenses” and the actual effect of those fees and expenses on the Fund for persons reading the line item for “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table as required by Instruction 3(f) to Item 3 of Form N-1A. In view of these circumstances, the registrant will retain the referenced disclosure in its current location.

20.      Thornburg Strategic Income Fund, “Principal Investment Strategies” (page 42). The staff noted that the disclosure of the Fund’s principal investment strategies states that the Fund may invest in “other structured finance arrangements.” The staff asked the registrant to describe in its response to the staff whether the Fund expects to invest more than 15% of its net assets in structured finance arrangements issued by issuers that rely on exceptions from the definition of an investment company set forth in Sections 3(c)(1) or 3(c)(7) under the Investment Company Act.

Response. The registrant confirms that Thornburg Strategic Income Fund has not invested more than 15% of its net assets in structured finance arrangements issued by issuers relying on Sections 3(c)(1) or

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

3(c)(7). The registrant also refers back to the last paragraph of its response to item 17 above respecting the registrant’s mindfulness of, and attention to, the requirements of pending new rule 22e-4 under the Investment Company Act.

21.      Thornburg Strategic Income Fund, “Principal Investment Strategies” (pages 41 – 42). The staff noted reference to “obligations of the U.S. government and it agencies and sponsored enterprises” in the sixth bullet item appearing under the second paragraph of this portion of the prospectus, and requested that the registrant provide in the portion of the prospectus which addresses Item 9 of Form N-1A (if not already included) customary disclosure of characteristics of government sponsored enterprises. We understood this comment to refer to the type of disclosure that was previously discussed in the context of Thornburg Limited Term U.S. Government Fund, at page 30, relating to the fact that obligations of some U.S. government instrumentalities and sponsored enterprises are not backed by the full faith and credit of the U.S. government.

Response. The registrant confirms that the portion of the prospectus prepared to address the requirements of Item 9 of Form N-1A includes a disclosure of the characteristics and risks of obligations not backed by the full faith and credit of the U.S. government under the caption “Risks of Investing in Agency Obligations,” at page 84 of this prospectus. The registrant further confirms that this disclosure will be retained in substantially the same form in the prospectuses that will be included in the amendment to be filed as described in the introduction to this letter.

22.      Thornburg Core Growth Fund, “Principal Investment Strategies” (page 55). The staff noted the references to and descriptions of “growth industry leaders” and “consistent growers” as two types of companies the Fund seeks as investments, commented that these descriptions might imply to the reader that these categories of companies will continue to grow, and suggested that any confusion might be addressed by supplying a reference to a company’s earnings or some other reference. The staff further noted with respect to a third category of companies – “emerging growth companies” – that the risks of such companies be disclosed.

Response. Although the registrant believes the current language in the prospectus adequately avoids any categorical implication that the referenced companies necessarily would continue to grow, the registrant has considered the staff’s comment and believes that additional descriptive language would further emphasize that the companies selected for investment may not continue to grow. The registrant believes further, however, that specific references to earnings levels or similar metrics would be complex and confusing, and would likely not address all the potential investment situations that might be presented to this Fund in the future. The registrant further notes that, with respect to the description of “emerging growth companies” (which are typically smaller companies), the registrant includes on the same page, under the caption “Principal Investment Risks,” a description of the potential additional risks commonly associated with investments in smaller companies. In view of these points, the registrant intends to add disclosure substantially as follows after the three referenced disclosures in the prospectuses that will be included in the amendment to be filed as described in the introduction to this letter:

There is no assurance that any company selected for investment will, once categorized in one of the three described investment categories, continue to have the positive characteristics or fulfill the expectations that that advisor had for the company when it was selected for investment, and any such company may not grow or may decline in earnings and size.

23.      Thornburg International Growth Fund, “Principal Investment Strategies” (page 58). The staff noted in the first paragraph under the caption “Principal Investment Strategies” that the disclosure states the Fund expects to invest in securities “from around the world,” and suggested that the disclosure be revised to state that the Fund invests in “multiple countries outside the United States” or something similar to convey more

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

clearly the Fund’s investments outside the United States. The staff also observed in this connection that the Fund’s disclosures do not include an explanation of how the Fund’s management determines that a country is domiciled or tied economically to a country other than the United States.

Response. In response to the first part of the staff’s comment, the registrant observes that the plain meaning of “from around the world” is that the Fund invests in a variety of places in different parts of the world. Indeed, this language resonates clearly with language employed by the Securities and Exchange Commission in describing its interpretation of the words “global” and “international” in a mutual fund’s name – that these terms “connote diversification among investments in a number of different countries throughout the world . . . ..” Investment Company Act Release No. 24828, January 17, 2001, footnote 42. The registrant believes the Fund’s existing disclosure clearly states the Fund’s investment approach in this context, and accordingly declines the request to change the disclosure.

In response to the second part of the staff’s comment, the registrant agrees that it would be helpful to supply some additional description of the approach used in identifying when an investment is considered “foreign,” and will add to the portion of the prospectus under the caption “Investing in Foreign Equity Securities and Debt Obligations” (which is prepared in response to the requirements of Item 9 of Form N-1A), a disclosure reading substantially as follows:

Identifying Foreign Investments: Except as otherwise stated under the caption “Principal Investment Strategies” for any Fund, investments are considered “foreign” or having been made “outside the United States” if at the time the investment is made by a Fund the issuer of the investment is domiciled outside the United States, or the issuer is determined by the Fund’s investment advisor, Thornburg, to be tied economically to a country other than the United States. Thornburg considers a variety of factors to determine whether an investment is tied economically to one or more countries other than the United States, including (i) whether or not a significant portion of the issuer’s revenues or assets are derived from or are located in countries outside the United States, (ii) the primary trading market of the issuer’s securities, (iii) the locations of its offices or other operations, (iv) the source of any governmental guarantees or other supports, (v) identification of the issuer’s securities within an index or other listing indicating its location in a particular country or region outside the United States, and (vi) whether the investment is otherwise exposed to the economic fortunes and risks of countries outside the United States. For this purpose, an issuer of a security may be considered tied economically to a country outside the United States if it also has significant economic exposures to the United States. In addition, the application of these factors is inevitably complex and not precise in certain respects, companies may be economically tied to a number of countries (including the United States), and different persons may evaluate these factors differently and reach different conclusions as to whether or not a given issuer or its securities would be considered foreign or tied economically to countries other than the United States.

The registrant expects to make various cross references and conforming changes where appropriate upon the addition of the foregoing disclosure.

24.      Thornburg Investment Income Builder Fund, “Past Performance of the Fund” (pages 64 – 65). The staff questioned if the blended benchmark against which the Fund compares its average annual total returns meets the definition of an “appropriate broad-based securities market index” set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. The staff suggested that the registrant add disclosure for a second index, and that the blended benchmark could be retained as a secondary comparative with appropriate additional explanations.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Response. Form N-1A defines an “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The SEC has also stated that the purpose of including performance information for a broad-based securities market index is “to provide investors with a basis for evaluating a fund’s performance and risks relative to the market” (SEC Rel. No. IC-23064 (Mar. 13, 1998)). The registrant notes that the constituent components of the blended index used by the Fund are both administered by organizations that are not affiliated persons of the Fund or its advisor or distributor, consequently clearly meeting the definition stated in Form N-1A. We also believe that in general the blended index will better reflect the mix of the Fund’s expected principal investment exposures over time than any available single index, and note in that regard that management has not identified a non-blended index that more appropriately reflects the Fund’s expected mix of investments. Accordingly the registrant declines to make the suggested revision.

25.      Thornburg Global Opportunities Fund, “Principal Investment Strategies” (pages 65 – 66). The staff noted the word “global” in this Fund’s name and the statement on page 66 that the Fund “invests [under normal market conditions] a significant portion of its assets in issuers domiciled outside the United States,” and expressed the view that the disclosure relating to the Fund’s principal investment strategies should be expanded to state that the Fund invests at least a certain percentage or a described proportion of its assets in companies organized outside the United States or which are tied economically to countries outside the United States, in one of the ways suggested in the staff’s June 4, 2012 memorandum to the Investment Company Institute on this topic. The staff further commented in this context that the registrant should consider clarifying how it determines that an investment is outside the United States.

Response. The registrant confirms its understanding that the word “global” in the Fund’s name connotes diversification among investments tied economically to a number of different countries throughout the world, including the United States. The registrant notes that the word “significant” is commonly understood to mean “having or likely to have influence or effect,” and further notes that the relevant disclosure states that the “relative proportions” of investments in domestic securities and in securities of issuers domiciled outside the United States “will vary over time.” The registrant is cognizant of the suggestion in the staff’s June 4, 2012 memorandum that a registrant may describe intended geographical portfolio diversification by committing to invest at least 40 percent of its assets outside the United States, but observes that the assignment of specific percentages to descriptions of geographical diversification produces only apparent precision, because the specific geographic exposure of modern companies is very complex due to the complexity of companies and their businesses. The registrant believes that its current disclosure adequately conveys its intended investment approach, and avoids the risk of conveying to the reader a degree of precision in description that does not appear possible. Accordingly, the registrant declines at this time to revise the referenced disclosure.

The registrant believes the staff’s comment respecting additional explanation of how the registrant determines an investment is outside the United States would be helpful to the readers of this prospectus. Consequently, the registrant expects to replace the reference to “domiciled” in the language quoted above with “domiciled in or economically tied to countries outside the United States” or the equivalent. As we noted in item 23, above, this language will be explained further in the addition to the portion of the prospectus which addressed the requirements of Item 9 of Form N-1A.

26.      Thornburg Global Opportunities Fund, “Principal Investment Strategies” (page 66). The staff noted the references in the disclosure in the first paragraph under the caption “Principal Investment Strategies” to real estate investment trusts and to other equity trusts, and commented that the registrant should provide further detail on the types of real estate investment trust and equity trusts in which the Fund may invest. The staff observed that this detail might be included in the portion of the prospectus prepared in accordance with Item 9 of Form N-1A.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Response. The registrant calls attention to the prospectus’s inclusion under the caption ‘Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies – Risks of Investing in Real Estate Investment Trusts (“REITs”)’ of a description of types of REIT in which the Funds invest, together with expanded disclosure respecting associated risks.

Respecting the reference on page 66 to “equity trusts,” the registrant considered this reference and concluded that the reference is unnecessary, as the other disclosure on page 66 would include this type of equity security and, taken together with the portion of the prospectus prepared to address Item 9 of Form N-1A, adequately describes the types of equity investments the Fund invests in as a principal investment strategy. Accordingly, the registrant will delete the reference to this term from page 66.

27.      Thornburg Developing World Fund, “Principal Investment Strategies” (pages 70 – 71). The staff noted its earlier comment respecting the Thornburg International Growth Fund (item 23, above), and requested that the disclosure for this Fund be revised to state that the Fund invests in “multiple countries” or some equivalent statement.

Response. The registrant notes that the Fund’s assets have always been tied economically to a number of different countries, and as of September 30, 2016 the Fund held investments tied economically to 19 countries, 16 of which were developing world countries; investments viewed as tied to the United States represented approximately 6.4% of the portfolio. The registrant understands the staff’s comment, however, and will add a new sentence to the first paragraph under the caption “Principal Investment Strategies” stating substantially as follows: “The Fund expects that under normal conditions its assets will be invested in issuers domiciled in or tied economically to a variety of different countries.”

28.      “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies – Investing in Structured Finance Arrangements” (page 85). The staff asked the registrant to confirm that this disclosure, which is presented in accordance with Item 9 of Form N-1A, relates to references to structured finance arrangements in the portions of the prospectus presented in accordance with Item 4 of Form N-1A.

Response. The referenced disclosure expands upon a corresponding Item 4 risk disclosure which appears under the caption “Principal Investment Risks – Structured Products Risk” for a number of Funds which potentially invest as a principal investment strategy in one or more of the forms of investment identified as structured investments, Thornburg Limited Term U.S. Government Fund, Thornburg Low Duration Income Fund, Thornburg Limited Term Income Fund and Thornburg Strategic Income Fund. This disclosure reads as follows:

Structured Products Risk – Investments in securities that are backed by, or represent interests in, and underlying pool of securities or other assets involve the risks associated with the underlying assets, and may also involve different or greater risks, including the risk that distributions from the underlying assets will be inadequate to make interest or other payments to the Fund, the risk that the issuer of the securities will fail to administer the underlying assets properly or become insolvent, and the risk that the securities will be less liquid than other Fund investments.

29.      “The Funds Offer Different Share Classes” (page 87). The staff requested that the registrant confirm that this prospectus does not include sales load variations specific to individual financial intermediaries, as described in the recent IM Guidance Update No. 2016-06 (December 2016).

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Response. This will confirm that the Funds identified in this prospectus do not currently offer variations to stated sales loads that would apply to investors who purchase Fund shares through a specific intermediary, and consequently, this prospectus does not include disclosures pertaining to such a feature. The registrant expects to file an amendment to its registration statement in the near future to add disclosures of this nature to this prospectus.

30.      “The Funds Offer Different Share Classes” (page 87). The staff requested that the penultimate sentence of the first paragraph under this caption be revised to state that varying expenses and sales charges pertinent to specific share classes “will” affect performance.

Response. The registrant will revise the referenced sentence to use the word “will” instead of “may,” as requested by the staff.

31.      “The Funds Offer Different Share Classes” (page 87). The staff questioned the inclusion of the phrase “All orders are subject to acceptance by the Funds . . .” in the last sentence of the second paragraph under the caption “The Funds Offer Different Share Classes.”

Response. The registrant reviewed the referenced disclosure and other disclosures in the prospectus (including the statement in the second paragraph following that “[w]hen you purchase or redeem shares, the price is based on the net asset value (“NAV”) next determined after receipt of your order in proper form.”), and concluded that this sentence is unnecessary and determined to delete it in its entirety.

32.      “Letters of Intent and Rights of Accumulation” (page 90). The staff requested that the registrant confirm that this prospectus does not include sales load variations specific to individual financial intermediaries, as described in the recent IM Guidance Update No. 2016-06 (December 2016).

Response. This will confirm that the Funds identified in this prospectus do not currently offer variations to stated sales loads that would apply to investors who purchase Fund shares through a specific intermediary, and consequently, this prospectus does not include disclosures pertaining to such a feature. The registrant expects to file an amendment to its registration statement in the near future to add disclosures of this nature to this prospectus.

33.       “Buying Class C Shares” (pages 91). The staff noted the first sentence appearing under this caption, and requested that it be clarified to identify the persons who may accept orders and to add the phrase “in good order” modifying “orders.”

Response. The registrant agrees with the staff’s comment, and will revise the referenced sentence to read substantially as follows: “Class C shares are sold at the NAV next determined after your order is received in good order by the Funds’ Transfer Agent or by a financial intermediary authorized by the Funds’ distributor, TSC, to receive orders on behalf of the Funds.”

34.      “Transaction Details” (page 97). The staff noted the statement in the first full paragraph on page 97 relating to the right of the Funds to “reject any specific purchase order, including certain purchases by exchange,” and requested the registrant to acknowledge that this right extends, in the context of a requested exchange, only to the purchase portion of the transaction, and not to the redemption portion.

Response. The registrant acknowledges that the referenced right extends only to the purchase portion of a requested exchange, and not to the redemption portion.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Thornburg Funds Retirement Plan Shares Prospectus

35.      Thornburg Limited Term U.S. Government Fund, “Average Annual Total Returns” (page 5). The staff noted that the returns after taxes on distributions and the returns after taxes on distributions and sale of fund shares were omitted for Class R4 and Class R5 shares, and asked the registrant to confirm that these return figures had been intentionally omitted in accordance with Item 4((b) of Form N-1A.

Response. This will confirm that the noted omission was intentional in accordance with Item 4(b). We also noted in considering the staff’s comment, however, that the footnote to the Average Annual Total Returns table should include a statement in accordance with Item 4(b)(iv)(C). Accordingly, the registrant will add to that footnote a sentence reading substantially as follows: “The after–tax returns shown relate only to Class R3 shares, and after-tax returns for other share classes will vary.”

36.      Thornburg Limited Term Income Fund, “Average Annual Total Returns” (page 8). The staff asked if the performance information for Class R6 shares, a new share class in this prospectus, is presented in accordance with the Quest for Value Dual Purpose Fund, Inc. no-action letter (publicly available February 28, 1997).

Response. As discussed in the response to item 1, above, the registrant will remove all references to the proposed new Class R6 shares for this Fund, as well as the references to the proposed new Class R6 shares for Thornburg Strategic Income Fund, Thornburg Investment Income Builder Fund, and Thornburg Global Opportunities Fund, in the registrant’s post-effective amendment which is expected to be filed on or about January 31, 2017.

37.       “Compensation to Financial Advisors and Others” (page 47). The staff asked the registrant to confirm that this prospectus does not include sales load variations specific to individual financial intermediaries, as described in the recent IM Guidance Update No. 2016-06 (December 2016).

Response. This will confirm that the Funds identified in this prospectus do not currently offer variations to stated sales loads that would apply to investors who purchase Fund shares through a specific intermediary, and consequently, this prospectus does not include disclosures pertaining to such a feature.

Thornburg Funds Statement of Additional Information

38.      Total Return Swaps, “Swap Agreements, Caps, Floors and Collars” (Page 25-27). The staff asked the registrant to confirm that, when entering into total return swap agreements, the Funds will comply with prior guidance from the staff respecting the potential application of section 18 of the Investment Company Act to swaps, including guidance on the techniques that an investment company can utilize to eliminate the leverage that might otherwise be created by such transactions. The staff referred specifically in its remarks to the staff’s guidance in Investment Company Act Release No. 10666 (Apr. 18, 1979), and to the adopting release that accompanied the Commission’s proposed rule on the Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015).

Response. The registrant confirms that the Funds will comply with the staff’s prior guidance in this area when entering into total return swap agreements. In that regard, the registrant currently states in its Statement of Additional Information that each Fund which enters into a swap agreement “will maintain

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

appropriate liquid assets in a segregated custodial account to cover its current obligations” under those swap agreements, and that Funds which enter into swap agreements on other than a net basis “will segregate assets with a value equal to the full amount of the Fund’s accrued obligations under the agreement. In view of the staff’s comment, however, the registrant will expand the existing disclosure in the Statement of Additional Information to state substantially as follows:

Investments in these transactions will not be considered to constitute the issuance by a Fund of a “senior security” as that term is defined in Section 18(g) of the 1940 Act, and will not be subject to the Fund’s borrowing restrictions, provided that the Fund enters into one or more offsetting financial transactions, segregates liquid securities equal in value to the Fund’s potential economic exposure under the transactions, determined on a daily mark-to-market basis, or otherwise “covers” the transaction in accordance with applicable SEC guidance. Segregation of assets is generally effected through earmarking the assets as segregated on the books of the Fund or its custodian. Such assets will be marked to market daily, and may consist of cash, cash equivalents, high grade liquid debt obligations, or other assets agreed to by the parties to the swap contract. The deposit of such collateral with the custodian does not constitute purchasing securities on margin for purposes of a Fund’s investment limitations.

The registrant also understands that the use of derivative instruments by investment companies, and the techniques that an investment company may use to avoid a violation of Section 18 under the Investment Company Act, are the subject of the potential rulemaking referred to above. In connection with that potential rulemaking, the registrant continues to work with counsel to evaluate its practices and disclosures around the use of derivatives, and may update those practices or disclosures in the future.

39.      The staff requested the registrant to confirm that if a Fund described in either of the statements of additional information commences to pursue a different principal investment strategy than described in the related prospectuses, that the disclosures in Items 4 and 9 of the prospectus for that Fund will be revised accordingly.

Response. The registrant confirms that if a Fund described in either of the statements of additional information commences to pursue a different principal investment strategy than described in the related prospectuses, that the disclosures in Items 4 and 9 of the prospectus for that Fund will be revised accordingly.

Other Matters

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

January 24, 2017

Appendix A

Thornburg Strategic Income Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I
Management Fees	0.71%	0.71%	0.71%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	0.28%	0.28%	0.20%
Acquired Fund Fees and Expenses	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	1.31%	2.06%	0.98%
Fee Waiver/Expense Reimbursement(3)	(0.11)%	(0.19)%	(0.22)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(4)	1.20%	1.87%	0.76%

Thornburg Strategic Income Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class R3	Class R4	Class R5
Management Fees	0.71%	0.71%	0.71%
Distribution and Service (12b-1) Fees	0.50%	0.25%	0.00%
Other Expenses	1.88%	1.54%	0.66%
Acquired Fund Fees and Expenses	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	3.16%	2.57%	1.44%
Fee Waiver/Expense Reimbursement(1)	(1.84)%	(1.25)%	(0.68)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.32%	1.32%	0.76%

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW